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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1 - A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC
Mail Processing
Section

NOV 13 2008

Washington, DC
101

Commission file number: ________

INICIA INCORPORATED

(Name of small business issuer in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

20-3171064

(I.R.S. Employer Identification No.)

360 East 55th Street, Suite 13G, New York, NY 10022

(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (646) 233-4164

The number of shares of Common Stock outstanding, as of September 01, 2008 was: 17,238,300

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
NOV 20 2008
THOMSON REUTERS

INICIA INCORPORATED

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Fifty six million (56,000,000) common shares

Minimum number of securities offered: None

Price per security: $ .01 per share

Total proceeds: If maximum sold: $560,000; If minimum sold: N/A

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

Item __. Exhibits

Index to Exhibits

SEC Reference

Number	Title of Document
3.1	Certificate of Incorporation of the Registrant, as amended (1)
3.2	By-Laws of the Registrant, as amended (1)
3.3	Escrow Agreement dated October 2008 (1)
3.4	Bankruptcy Court Order dated Oct. 16, 2007, approving Asset Purchase Agreement and authorizing the sale of the corporate shell of Elgin Technologies free and clear of liens, claims and encumbrances (1)
3.5	Corporate shell purchase agreement dated June 2008 by and between Elgin Technologies Inc. as seller, and New Century Capital Consultants Inc. and Keystone Capital Resources Inc., as purchasers (1)
3.6	Certificate of Merger between Elgin Technologies Inc. and Inicia Incorporated dated October 7, 2008(1)

(1) Filed herewith

INCORPORATION BY REFERENCE

All exhibits are herein Incorporated by reference.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of forty three (43) pages.

THE COMPANY

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Form 1-A contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2007 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

SUMMARY

INTRODUCTION

The purpose of this document is to provide the reader with a comprehensive overview of Inicia Incorporated (hereinafter referred to as "Inicia", "i2m" or the "Company"), a software and media development company. The Company's third party contract software and website development division serves clients that have various requirements from micro-businesses (that need a simple website) to multi-nationals that require dynamic pages within static templates, to software application programs that run whole areas of a companies' operations; such as an accounting or operations department, or a part thereof. However, this overview will primarily focus on the other areas of the Company's operations, which include niche demographic online publishing (using our proprietary software), niche demographic HD video programming and production for Internet and broadband distribution, and the development of software products for consumers and the commercial marketplace.

VISION/MISSION

The mission of Inicia Incorporated is to increase shareholder value through the creation, maintenance (and/or merger or sale) of a series of niche specific online properties operating with proprietary software to create greater profits for the Company. Niche specific video productions, created by the Company, will be broadcast through its online properties as well as ad supported Internet outlets, and traditional distribution channels. Further, the Company's software development team will create software products for digital media devices, and software applications for PC and web-based services. Lastly, the Company will continue to generate revenue through third party contract services that the Company will provide to clients worldwide.

THE COMPANY

Inicia Incorporated is a Delaware corporation with its corporate office at 360 East 55th Street 13-G New York, NY, 10022, mailing address at P.O. Box 1087 New York, NY, 10150, and its administrations and software development office located at Uruguay 1279 (suite 5:A) Capital Federal, Buenos Aires, 1016 Argentina. Overall, the Company can be characterized as a software/media development and distribution company with four (4) distinct areas of operation (see more detail: Page 8 "The Company"):

1. Software and Website Development (third party contract clients): The Company designs and develops simple or complex database driven websites for clients worldwide on a contract basis, charging hourly or flat fees per project.

2. Publisher of online niche lifestyle communities and publications: Having designed and built a website template that brings together the best practices of an online magazine, resource directory and social network, the Company intends to launch many online properties that focus on a wide variety of narrow niche markets to deliver multi-media content (text, photo, and video) in an interactive seamless environment.

3. Producer of niche lifestyle video programming: The production division, while producing format programming for, and delivering it through the Company's niche market websites (and other net outlets like YouTube), will also produce one HD video broadcast feature movies and documentaries as well.

4. New Products Group is focused on developing digital software products for consumers, which can be sold through traditional CD/DVD distribution outlets -- such as Walmart and Target, for example -- as well as online downloads sold through websites, cell phones, (like iPhone), and other portable media devices.

The corporate website is located at http://www.i2mediainc.com

The Company operates under the brand names: Inicia Incorporated, i2 Interactive Media, i2 Media Lab, Inicia Studios, and cci-web.biz.

The Company intends to create many new brand names as it develops new websites and products.

Short Term: Our immediate goal is to increase advertising income and become self sustaining during our planned expansion, while building stock value through the completion of the Company's staged development agenda. This includes:

- Expanding development staff to accommodate new third party clientele contracts;
- Expanding promotion of existing online publications/ communities;
- Launch two (2) new sites;
- Produce new video format programming, distributed via i2m and other outlets;
- Produce specialty programs for Internet/ Broadcast/ Theatrical release
  - *Sports & Law*,: format program intended for initial Internet broadcast and later cable syndication
  - *Changing*; theatrical release (movie) intended for cable, TV and Internet licensing
- National college tour combining the production of town hall/ summits with accompanying co-promotion events and parties for niche communities, with the intent to create brand awareness, provide media worthy coverage, mainstream education, increase online membership, and provide video content shooting opportunities for weekly and/or long form programming, and later editing for documentary content, where applicable.

Long Term: in 2009, the Company intends to:

- Commence international city development tour for all applicable online properties, most notably, Expat 360 and TGLIFE.com;
- Launch four (4) new sites;
- Initiate national writing/arts scholarship program for Teen Pop Star.com;
- Position Sports and Law for possible cable syndication; and
- Identify and position site (s) for roll-ups, acquisition or merger
- Expand programming staff to increase profitability by developing work-for-hire agreements in Asia; specifically India and China (during international city tour mentioned above).

(NOTE: this above agenda may change according to early successes or unexpected setbacks)

OVERVIEW

History and Organization

Before incorporating the Company, founder Bruce T. Dugan, began developing an online concept to bring together magazine content, resources and social networking capabilities inside a single website platform. He hired Mario Delfino, a software programmer from Argentina, who, using a variety of programming languages to write the computer code, converted his ideas and drawings into a functioning beta website presence on the Internet.

Mr. Dugan, then enlisted the assistance of Larry Schulze, the founder and former Editor in Chief of a print publication that was distributed in ten countries, to join the effort and serve as Editor in Chief of the Beta website platform that Messrs. Dugan and Delfino created. During the development phase of the project Messrs. Dugan and Delfino found each other's strengths compatible and formed a partnership (i2medialab.com) to develop relationships with international clients and provide those clients with third party contract software and website design & development services: databases mapping, site architecture, moving images and 3D animation for the Internet and broadcast presentation.

Shortly before that first beta site went live, Mr. Dugan formed Inicia Incorporated while Mr. Schulze began attracting advertisers for the existing Beta site. Mr. Dugan began to reach out to other professionals with specific expertise – in the areas of business affairs, music, video production, and product distribution – with whom he had personal friendships and worked with previously; to expand on the Company's concept of a multi-media vertical market approach to these niche markets he planned to market to.

Since then, the model has gone through several changes as the online social networking and online video content marketplace (My Space, Facebook, and, youTube, for example) has surged forward. The Company's model continually adopts newer and more innovative functions to stay ahead of the curve. Moreover, the model, which is now in the final stages of completion, are intended to be used by the Company for a variety of narrow niche markets as the Company goes forward.

The Company is expanding its software development studio in Buenos Aires, Argentina, due to the availability of highly skilled programmers and lower cost of operations available there.

Inicia Incorporated is a Delaware corporation located at 360 East 55th Street 13-G New York, NY, 10022 with its mailing address at P.O. Box 1087 New York, NY, 10150, and its administrative office and software development studio located at Uruguay 1279, (5:A), Capital Federal, Buenos Aires, Argentina 1016. Overall, the Company can be characterized as a development, production and distribution company with four distinct (sometimes synergistic) areas of operation:

1.) Software and Website Development (third party contract clients): The Company designs and develops simple or complex database driven websites for clients worldwide on a contract basis, charging hourly or flat fees per project.

2) Publisher of online niche lifestyle communities and publications: The Company intends to launch many online properties that focus on a wide variety of narrow niche markets to deliver multi-media content (text, photo, and video) in an interactive seamless environment.

3) Producer of niche lifestyle video programming: The Company's production division, while producing format programming to be NetCast through the Company's niche market websites (and other net outlets like YouTube), it will also produce HD video broadcast feature films and documentaries.

4) New Products Group: This division is focused on developing digital software products for consumers, intended to be sold through traditional CD/DVD distribution outlets such as Walmart and Target, as well as online downloads sold through websites, and portable media devices, such a iPhone, for example. .

Site Staffing: All Company owned website properties (as they are launched) will have additional staff for the following positions:

- Community Manager; database, groups, resources, news, events
- Managing Editor; oversee and manage editorial writing staff
- Promotion Manager: Contests, free promotional items

THE COMPANY

Inicia Incorporated is a Delaware corporation located at 360 East 55th Street 13-G New York, NY, 10022, with its administrative offices and development studio located at Uruguay 1279 (suite 5:A) Capital Federal, Buenos Aires, 1016 Argentina. Overall, the Company can be characterized as a software and media development and distribution company. The Company has four distinctive areas of operation, although many projects will overlap.

1. Software and Website Development Division: ***www.i2medialab.com*** : The Company designs and develops static page or complex database driven dynamic page websites for clients worldwide on a contract work-for-hire basis. A static page website is essentially, a brochure, but rather than printing that brochure onto paper it is published digitally and then viewed via a website on the internet (also known as the world wide web; a global computer network system available to the general public to view text, photo, and video content, as well as to provide a wide variety of instant communication capabilities). Dynamic page websites are created by using various computer programming software languages that provide a way to relay information in real time between a database and a web page, for example, a person accesses a website and registers as a member of that website, or a registered user of a website posts comments to an article or photo presented on that website. It is the ability for the webpage to instantly communicate that information in an interactive way that makes the page Dynamic. In addition, the Company writes computer code using a variety of computer languages (the 'code' is the command, or string of commands that tell a computer how to respond to various actions) to create software applications (a group of codes working in union to complete a desired task, like organizing and or manipulating music files, tracking sales reports, for example) that can be used/ sold as stand-alone products or 'plug-ins' to be used with other applications.

2. New Products Division: This division is focused on developing digital software products software applications, (as described above) that can be sold through traditional CD/DVD distribution outlets such as Walmart and/or Target and/or digital downloads through a variety of websites and digital media devices -- such as iPhones -- to retail consumers, and also develop software products and solutions intended to be sold to commercial consumers.

   a. *IQ Music Enhancer* is a software application product intended to provide consumers a way to significantly improve the quality of their digital sound recordings through a virtual equalizer (bass, tremble, reduce noise etc), and then save different mixes of that recording for playback on different types of players; i.e. Cell phone ring tone, computer with speakers, iPod with headphone, and an auto sound system, for example. There are current tools like available for high end professional sound engineers, but these multiple tools are not packaged into a single product, nor are they user friendly for the average consumer. The unit would sell in hard copy and download for an estimated $19.99.

   b. *American Freight Exchange (AFX:)* is intended to be a national reservation and communication network for the commercial transportation industry (think travel reservations for the movement of commercial freight).

3. Producer of niche lifestyle video programming: The production division, while producing format programming to be NetCast (shown via the Internet) through the Company's niche market websites (and other net outlets like YouTube.com), it will also produce one-off HD video broadcast feature movies and documentaries as well. Current planned productions include:

c. Sports and Law – The name says it all. A format program for initial Internet broadcast and possible later cable syndication. The show will feature Karen Desoto, a legal analyst for MSNBC and Court TV since 2000.

d. Changing: written by award winning playwright Gretchen Cryer, this HD video movie about the sex change of Bob to Barbra through he eyes of 'her" former buddies at a college reunion. Changing reveals not the changes that take place in the life of Bob/Barbara, but rather the changes that occur in all the people around 'her.'

e. Magazine format programming by niche– Most, if not all, of our publication/communities would support niche programming, which will be broadcast on the i2m sites, youtube.com and others, as well as, when possible, syndicated to other distribution outlets as paid programming (other websites or cable/ TV).

f. Documentaries – In the gathering of content for the various short form programs there may arise unique opportunities to shoot additional footage that can be edited into short and/or long form documentary programs.

4. Publisher of online niche lifestyle communities and publications: Having designed and built a dynamic page website template (the architecture and programming that will be used as the platform for each of our many different proposed websites), that brings together the practices of an online (refers to access via the Internet) magazine, recourse directory and social network, the Company intends to launch many different niche oriented online properties to deliver multi-media content (text, photo, video) in an interactive seamless environment. A seamless environment refers to the idea that all the content, interactive capabilities of the site, its members, administrators and advertisers, are all interlinked through the mapping of the website's database, so that whatever action is taken within the site only has to be done once, and that action immediately connects with other relevant information in the database. When a member of the site posts anything on the site, whether it be a comment to an article, forum message, photo, blog, or any other activity, the system automatically recognizes that user and inserts the appropriate name and link to that user's profile, and archives any such content contribution by the user in the appropriate files and folders, for example, making the site very administrator friendly and low maintenance.

Although all the Company's publication sites all will have different content and demographics, they all have similar functional characteristics. Therefore, the Company can all operate using the same architectural model, which will allow the Company to roll out new sites quickly and efficiently.

Many of the components of this model are Internet standards; however, there are some unique strength's, such as:

a) Niche specific vertical content/ marketplace;
b) Most powerful planned Group tools on the Net;
c) Seamless environment;
d) Easy navigation and fast loading pages;
d) Advertiser tools for instant result reports, ad reservation system, product marketplace, and the ability for advertisers to contribute to the site content as experts, and interact with general members;
e) International, national and local content and resources; and
f) Follow Me Box: one click access to member email, alerts, and profile link

ALL CONTENT IS NICHE SPECIFIC: The components that drive each site include:

- Lifestyle (or interest) specific magazine with staff writers (topic or location based columns)
- World News aggregated from many sources, Site Announcements and Groups news
- Tips (by category) written by experts (many our advertisers), staff and contributing members
- Humor section (cartoons, or text with photos, videos) n
- Letters to the editor: notes from readers to the Editor
- Chat Rooms (public and private) where members can come together and communicate
- Instant Messenger Systems, where members can type messaged to one another in real time

- Forums; multi-level, a place to read member comments and post responses
- Contests and quizzes; interactive areas that members can attempt to win prizes
- Events calendar (world events, group events, member events, Friends Night Out gatherings) providing event name, location, contact info, description, cost, links to more info, who is attending list
- Media Guide (Cinema, TV, and Web events -- such as scheduled chats, web video, web radio)
- Groups – essentially a fully functional website for anyone who has a social club or organization that appears within our website community
- Member profile pages – about me, photo gallery, blog, calendar, friends network, email, alerts
- Marketplace: advertiser promoted discount products/ services, classified sections,
- Library – member contributed content by category
- Personals – search criterion for club pals, shopping buddies, romance, pen pals etc.
- Photo Galleries – member contributed photos by gallery categories
- Polls
- Video player – i2m video programming as well as member contributed content and links
- Resource Directory:
    - Glossary of Terms
    - History – categorized by people, places, events of historical importance
    - Shopping – product and service providers by location and category, with contact info
    - Learning Center – lessons in a variety of disciplines by location and category and contact
    - Professionals – of, or serving a specific lifestyle – listing by location and category
    - Venues – restaurants, clubs, bars, hangouts, game rooms etc. by location and category serving the niche demographic of the website

Existing and Planned Publication Communities

- *TGLIFE.com* – An advertiser supported site by, for and about the transgender community; providing news, information, resources, entertainment, and social community networking.
- *YesOrNoAmerica.com* - An advertiser supported site where readers can post their thoughts via a forum, answer the poll of the week on the hot topics of the day, and columnists in a cross fire manner respond to the weekly topic (poll) question: one in the positive and the other defending the negative.
- *Expat360* – An advertiser and special promotions supported site for English speaking expats (The term is often used in the context of Westerners living in non-Western countries, although it is also used to describe Westerners living in other Western countries, such as Americans living in the United Kingdom, or Britons living in Spain, and most recently has expanded to include Asians living in Western Hemisphere countries) and travelers, with specific country/city channels providing news, information, resources and community social networking.
- *TeenPopStar.com* – An advertiser, corporate sponsor, special promotions and i2m product sales supported teen site providing news, information, entertainment, resources and community social networking. It will features an online contest (i2m provides the tools to create and record music and video demo's online from the users home PC or MAC) and the teen can then post their talent (songwriting, singing, dancing, and lip singing) to the site for the members of the site to choose the winners. There are no judges, as management believes that bad talent can be as entertaining as good talent. The site will also build out a citizen's reporter network comprised of journalistic aspiring teenagers, reporting about teenage issues, using that magazine as a platform to showcase teenager talent (journalism, photojournalism, editing and more) to provide scholarships for some of the best, and be underwritten by a combination of corporations, Colleges and Universities.
- *LatinoPopStar* – An advertiser, affiliate, special promotions supported site using the i2m magazine, resource center, community platform, providing much of the same as TeenPopStar, only not confined to teenagers and not providing the journalism scholarship program.
- *Penniless Lover* – An advertiser supported how to and tips site for young men, providing information and resources for dating and romancing BIG on a small budget. Featured column to be written by award winning playwright Gretchen Cryer.

- *Mix Lab* – An advertiser, affiliate, product placement and special promotions supported Music engineering website, that in addition to providing cutting edge information about sound recording written by Mr. Buontempo (professional recording engineer for a host of GOLD and GRAMMY recordings) and others. the site also provides member forums, and features an online virtual recording studio, where members of the site can choose songs from the library – or upload (send music files from their computer to the sites recording studio) and then 'mix' (a music term to describe altering the sound of each track -- the place where each specific instrument, voice or sound in the recording resides) the song recording changing the EQ (bass, treble, mid per track), F/X (echo, reverb per track), volume levels per track and other settings to create a new version of the recording. The results of these efforts, at the member's choice, can be entered into the contest to win various scholarships and prizes.
- *Business Pipeline* – An advertiser and subscription services supported site for small under-the-radar- entrepreneurial companies to find news, information, resources and networking tools.
- *The Game Room* – An advertiser, affiliate, and special promotions supported a site that provides the structure and tools for gaming clubs to organize their (offline and online) member games and tournament results, point leaders lists, communications, events and more.
- *Transport Matrix* – An advertiser and member subscription supported site for transportation professionals; providing info, community, products & services, with the intent of building critical mass as a member based organization to leverage better products and services for its members. This site will serve as a precursor to the AFX network to be developed at a date in the future (as referred to in New Products Division above)
- *TGerotica.com* – An affiliate, advertising and subscription supported magazine-community site, with external site listings, external site reviews and links, classifieds, and social networking capabilities for adult -themed transgender lifestyles. Launched as a stand-alone site with the intent to be interconnected with Sexxlife.com (see below) at a later date.
- *Sexxlife.com* – An affiliate, advertising and subscription supported magazine-community (adult theme- between Playboy and porn) site using the i2m magazine, resource and social networking structure referred to previously.

RESEARCH AND DEVELOPMENT

The Company currently has no formal Research and Development program. It has a series of project development plans as indicated in this document, and will rely on its management team to stay ahead of the cultural, technological and social trends.

MARKET ANALYSIS, DEFINITION AND CUTOMER PROFILE

Currently, social networking sites appear to be the rage of the Internet, for example, MySpace.com is has over one hundred million users and Facebook.com the same. Both of these companies are continuing to expand their networks via different marketing plans: Facebook.com, for example, has been used by members to help target blood donations, (*New York Times, March 10 2008*), and has opened up its site to outside programmers to add a host of new applications to the site (*MSNBC, May 28, 2007*), while "MySpace, the world's biggest and most popular social network, and three of the world's largest music companies, SONY BMG MUSIC ENTERTAINMENT, Universal Music Group, and Warner Music Group (NYSE:WMG), today announced the formation of a landmark joint venture, MySpace Music." (*Reuters April 3, 2008*).

Online video has exploded as well, with the arrival of YouTube.com, and recently expanded well beyond the home grown self broadcasting to now include trailers to promote full length theater films and TV shows.

"When the fourth season of 'The Office', an NBC comedy, had its premiere in September 2007, one in five viewings was on a computer screen instead of television (9.7 million TV vs. 2.7 million OL). "The Office is on the leading edge of a sharp shift in entertainment viewing that was thought to be years away." -- *New York Times, Serving Up Television without a TV Set, March 10th, 2008.*

In the past six months, *Grey's Anatomy* has been streamed 26 million times, and analysts say that *Heroes*, *Ugly Betty*, *CSI*, *House* and *Gossip Girl* are some of the other online hits. Furthermore, other, less known shows, like *Chelsea Lately*, a late night talk show hosted by Chelsea Handler launched in July (2007) on the E channel, is effectively using the Internet and podcasts to promote the show through 3-4 minute clips.

"The consciousness of video on the Net has elevated pretty dramatically in the last year or so, and the next phase is really providing a higher quality video experience for that audience demand," said Sean Carey, senior vice president of Sony Pictures, which launched six comedy originals last month on its online comedy network CSpot via Crackle, YouTube, AOL Video and Hulu.

"Among the 18-34 set, the proportion who watch online videos on a weekly basis increased forty-two percent, up from twenty-eight percent last year according to a February 2008 study by Leichman Research Group. (*TV Studios Explore Online Horizons – Buenos Aires Herald March 16, 2008*). The 15-34 demographic plays well for some of the i2m online properties now in development; specifically TeenPopStar.com and LatinoPopStar

While there are some shows being created specifically for the Net (independent directors and producers enjoy the quick access that the Internet provides), larger studios are beginning to see the Internet as a testing ground for new programming, as well as, a promotional tool for existing programming.

The target markets of i2m's publications and video programs are niche specific lifestyles and interests, and therefore, are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. Yet, while the entire North American market for the Company's TG LIFE.com site only has 8 million potential members, the potential North American market for the Company's TeenPopStar.com is 45 million, showing the significant variance from niche to niche. However, both website communities -- as well as most of the Company's future planned website communities -- have, or are expected to have an international member base.

The Internet is about access to information, communication, products and services, and people spend countless hours collecting various bits of information from various places. The profile of our target customer is someone with a specific niche lifestyle or interest that would enjoy having all that information, entertainment, community, and resource in one place. And, because our sites are niche specific, our member base is more likely to buy products and/or services from advertisers with niche specific products and services.

Based on current trends and recent history, networking and magazine sites need to attract one million (1,000,000) visitors per month to be considered as a viable acquisition candidate by the multi-national buyers of online properties, like News Corp or Universal/ NBC.

COMPETITION

There is intense competition in the Internet space today, particularly in the social networking and online video segments. There are literally thousands of sites that are already established with a large member base. While the Company believes that it can penetrate the marketplace with a better product line, using its seamless environment concept, among other things, there are no assurances that before it can succeed in that effort, that a larger and better funded company may not simply adopt the Company's concepts and re-tool their own software architecture to out maneuver the Company. The Company plans on filing patents pending registration wherever applicable, but there is no assurance that such patent (s) will ultimately be approved. Accordingly, the Company must not only rely on the existing online website model, marketing plans and any special promotions concepts it has, but also Management's ability to keep moving forward creativity to stay ahead of its competitors.

The niche space, which is the Company's primary focus, is also highly competitive. But though passionate about their creations, most of the niche marketplace is created by smaller entrepreneurial home grown endeavors. The Company expects to be better financed than many of its competitors and therefore better able to generate more professional content, deliver that content more consistently, and market that content with greater impact. Furthermore, the Company intends to maintain a larger software development team – due to its other development agendas – and due to the lower operating costs in Buenos Aires, Argentina, where the software development studio is located, be able to produce more for less than its competitors.

The first of the Inicia online website communities is TGLIFE.com, a site by, for and about the transgender community. It currently has three primary competitors: UrnotAlone.com, and TGForum.com in the USA and Trannyweb.com in the UK (ranked 59,000, 389,000 and 1,300,000 respectively on Alexa.com, -- the rating system owned by Amazon.com). All three of these entities have been 'on the web' since the 1990s, providing them with a ten year head start over TGLIFE.com, which was launched in BETA mode in 2006. As of this writing TG LIFE, now entering the final stage of completion and as of yet devoid of any promotional efforts whatsoever, is ranked 1,100,000, having already surpassed Trannyweb.com, and it's monthly visits have jumped from 25,000 (January 2008) to 41,000 (April 2008). Although no assurance can be given, the Company expects that with the full completion of the site it can over take all three major competitors within twenty four (24) to thirty six (36) months. Subsequently, the Company intends to approach (some or all) of those competitors and then propose a plan to 'roll up' the entities to lower costs, eliminate redundancy, and increase profits, and potentially package and sell the aggregate to a larger online publisher (for example, PlanetOut, a gay publication that has some, but very little penetration into the transgender market, but is synergistic with it) that needs or wants addition traffic to position itself for sale to a multi-national by increasing its aggregate monthly viewership.

Another demographic the Company intends to compete in -- with its Expat 360 website community -- will encounter two major competitors; Escapeartist.com and Internationalliving.com, which rank (on Alexa.com) 15,341 and 54,000 respectively. Both sites, however, are more focused on overseas real estate rather than day-to-day Expat living. Neither of these two sites localizes or categorizes its content effectively, or provides a member community. As such, the Company intends to compete by providing information, community, interactivity and resource not provided by its competitors in this large, yet mostly untapped and growing demographic.

In each and every niche that the Company intends to compete, there are cracks that the Company websites can fill, and each will have special promotions to attract loyal viewers.

MARKETING PLAN

Sales Strategy:

- To reach and acquire advertisers for its online properties the Company will continue its direct sales efforts with small to medium sized advertisers, as well as utilize outside ad sales agencies, and others, to approach and manage larger potential advertisers. Currently the Company has established a relationship with AMERICA'S MEDIAMARKETING, Inc., a company that specializes in the selling of ad space on webs sites, who has a client list that includes Oxygen Channel, magazines such as Redbook, Money, Fortune, PC World, and Newsweek. The Company has also established dialogue with, and interest from, RIVENDELL INC., (a company that exclusively works with the GLBT community in securing ad revenue from corporate 100 and 500 companies with a client list that includes industry leaders such as: HBO, Miller Brewing, Sony Music, and US Air) to represent TGLIFE.com – an online website by, for and about the transgender community, which is owned by the Company. .

- For long form video content, such as documentaries or series programming, the Company shall utilize film festivals and other industry events to showcase its products and develop distribution representatives in the United States and abroad.

Advertising: A relatively small budget will be earmarked for brand advertising; including:

- trade publications
- online search

Promotion:

- **Press Releases:** The Company will regularly send out press releases about its staff, new products and services, and its success stories.

- **Media Stories:** The Company will use contacts it maintains and further develop stories of interest to the media; about new innovations, products and services, and any success stories about the Company, its staff or it products and services

- **Media Promotion:** The Company staff, considered experts in their respective fields, will:
  - Serve as keynote speakers and panel members at conventions and trade shows
  - Be interviewed for radio, and print publications

- **Promotion Tours:** Some of the Company's niche markets will lend themselves to promotional tours, where Inicia can produce town-hall meetings and summit forums. In many cases these public functions will be broadcast via the i2m websites, sometimes in real time and interactive; or as a segment piece of a regular show format, and/or part of a larger packaged documentary. The tour will provide a newsworthy public service, as well as promote the Company and its brands.

- **Contests:** Each of the Company website niche communities will have a series of contests in varying categories, driven by member voting,

- **Member Promoting:** Due to the seamless environment of the site structure, i2m will pay members a percentage of advertising revenue that is generated on that members' page (s).

RISK FACTORS

General

Although the Company has a minimal amount of success on its first online community/ publication (which is still in development), there is no assurance that that will continue or that any other website community that the Company launches will be successful. Moreover, the Company cannot make any assurances that others in the marketplace will not outmaneuver the Company. Finally, the immediate future of the Company relies on the participation of its senior management team; most notably Bruce T. Dugan, Mario Delfino and Larry Schulze. And while no health problems currently exist for any, no assurance can be given that one may not arise for one, or more, in the future. Therefore, any consideration regarding investment in Inicia Incorporated must be done so with the understanding that some, or all, of that investment could be lost.

RISK FACTORS

Risks to Consider Regarding our Company

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and

- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the breakeven point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website communities and publications, digital software products, and video content. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 500,000,000 common shares. As of September 29, 2008, there were 17,238,300 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 482,761,700 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Some of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of our targeted markets, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Limited Operating History

We cannot guarantee that we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company believes that it will be able to use all of it's the net operating loss carry forwards in future periods, However, the Company has not recorded the related asset in the accompanying financial statements.

Employees

As of September 31, 2008, the Company employed approximately 6 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Dependence on Key Personnel

The continued success of the Company is highly dependent on certain key personnel, particularly Messrs. Dugan, Delfino and Schulze, all of whom will be the driving force behind the introduction and implementation of all corporate policy and infrastructure growth, and will be responsible for developing the Company's long-term strategy. Nonetheless, the loss of Messrs. Dugan, Delfino or Schulze or any other key manager could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

In light of its anticipated growth, the Company plans to expand its senior management by hiring a number of professionals. The Company's success will depend to a large extent upon the expertise and continuing contributions of these employees and will depend upon the ability of the Company to integrate and retain these new individuals or find suitable replacements. Furthermore, these new members of senior management have no prior operating experience at the Company. As a result, there can be no assurance that the Company's senior management team will be capable of successfully implementing the business strategy of the Company. A failure in the implementation of the Company's business strategy could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

No Assurance of Planned Growth; Inability to Grow could adversely affect operating results

The Company has yet to experience rapid and substantial growth in company operations and revenue since it began operations. The Company intends to pursue a growth strategy for the foreseeable future and to broaden its product offerings to include new types of products that have little or no track record. There can be no assurance that the Company will be able to expand successfully and operate profitably. It is also expected that such expansion plans will require the Company to hire additional personnel which will substantially increase its operating expenses in the short-run. Since management expects that there will be a time lag between the expenditure of funds and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that expanding operations will have on the Company's management and operating systems. The Company's failure to meet its anticipated hiring needs and to adapt its systems could have a material adverse effect on its results of operations, financial condition and business prospects. Further, there can be no assurance that the Company will ever achieve its planned growth or broaden its product offerings, and the failure to do either could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

Substantial Leverage can reduce net income and cause losses

The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company may incur. The Company may wish to leverage its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

No Prior Public Market; Volatility of Stock Market

Prior to the Offering, there has been no private or public market for the Common Stock. There can be no assurance that an active trading market will develop or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Offering Price. The Offering Price of the Common Stock was determined arbitrarily within in the Company and may not reflect the market price of the Common Stock after the Offering.

Anti-Takeover Effect of Delaware Law

The Company is incorporated as a Delaware corporation and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

Development Stage Business

The Company has not engaged in active operations and is in the developmental stage. The Company's proposed operations are subject to a: business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problem: expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in competitive industry, and the continued development of advertising, promotions and a corresponding prospective client base. There is possibility that the Company could sustain losses in the future. There can be no assurances that the Company will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a $560,000 may be realized. Management believes that such proceeds will capitalize and sustain the Compan sufficiently to allow for start up costs, the implementation of a marketing campaign and presentation of the Company's services for a certai period of time. If only a fraction of this Offering is sold, or if certain assumptions contained in the Company's Offering Statement prove t be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investmer to fully implement the Company's Offering Statement.

Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion o operations the Company may undertake will entail risks, such actions may involve specific operational activities that may negatively impac the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involv expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations ma divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect o the Company's prospective business activities.

Client Base and Market Acceptance

While the Company believes it can develop a prospective client base through the marketing and promotion of its products and services, th inability of the Company to further develop such a prospective client base could have a material adverse effect on the Company. Althoug the Company believes that its proposed products and services offer certain advantages over competitive companies and products, n assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenue sufficient for sustained profitable operations.

General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such a recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for th Company's services.

Possible Fluctuations in Operating Results

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including the successe and failures of its employee base, operations, profit sharing results, seasonality, and general economic conditions. There is no assuranc that the Company will be successful in marketing any of its products or services or that the revenues from such products and services wi be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experienc fluctuations.

Risks of Borrowing

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on suc indebtedness. Typical loan agreements also might contain restrictive covenants that may impair the Company's operating flexibility. Suc loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A defaul under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lende which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose o any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right t use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests c the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success c the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation o the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company' Management, upon whose judgment and discretion the investors must depend.

Control By Management

As of October 2008, the management of the Company owned approximately 90% of the Company's outstanding shares. Upon fu completion of this Offering, the management of the Company will own approximately sixty four (64%) percent of the issued an outstanding shares, and will be able to elect all of the directors and continue to control the Company. Investors will own a minorit percentage of the Company's Common Stock and will have no voting rights. Investors will not have the ability to control a vote of th Company's Shareholders or Board of Directors. See "PRINCIPAL SHAREHOLDERS".

Dividend Policy

The Company intends to not pay any dividends, retain any initial future earnings to fund operations and expand the Company's business. / holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legall available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results c operations, financial condition, capital requirements, and other circumstances.

Dilution

Purchasers of Shares will experience immediate and substantial dilution of $ 0.0064350 ($.01 - $0.0035650) in net tangible book value pe share, or approximately 64.34% of the assumed offering price of $.01 per share (assuming maximum offering proceeds are achieved) Additional Shares if issued by the Company in the future will also dilute a purchaser's investment in the Shares. See "CAPITALIZATIOI SUMMARY" Pg. 26.

Broker –Dealer Sale of Shares

The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Compan will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has enacted certain changes to the entry and maintenanc criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets o $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 millio shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholder: The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in tw of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 pe share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any othe trading market. As a result, the Company's Common Shares are covered by a Securities and Exchange Commission rule that oppose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredite investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser an receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealer to sell the Company's securities and may also affect the ability of shareholders to sell their shares in the secondary marke

Long Term Nature of Investment

An investment in the Shares may be long term and illiquid. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time.

No Current Market for the Shares

There is no current market for the Shares offered in this Offering Circular.

Compliance with Securities Laws

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Ac applicable New York Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for thes exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Compan would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Arbitrary Offering Price

The price of the Shares offered has been arbitrarily established by the Company, based upon such matters as the state of the Company' business development and the general condition of the industry in which it operates. The Offering price bears little relationship to th assets, net worth, or any other objective criteria of value applicable to the Company.

Placement Agent

The officers and directors of the Company without compensation, offer the Shares on a "best efforts" basis, or the Offering maybe offere through a NASD registered broker-dealer which would entered into a Participating Broker-Dealer Agreement with the Compan

Accordingly, there is no assurance that the Company, or any NASD broker-dealer, will sell the maximum Shares offered or any lesse amount.

BUSINESS AND PROPERTIES

Item 2. Description of Property

The Company currently occupies space at 360 East 55th Street, Suite 13G, New York, New York 10022; office space used by the Company CEO to conduct day to day business and host meetings. This space is equal to approximately 400 square feet of the total 1000 square feet at that location. Our rent is $500 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the space. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's administration offices and software development studio is located at Uruguay 1279 (5:A), Capital Federal, Buenos Aires, Argentina 1016. The facility is comprised of approximately 1,000 square feet and is sufficient for the needs of the Company for the foreseeable future. The Company does have a formal lease that began on August 1, 2008 and ends on August 1, 2010. The Company has been paying $1,000 per month since August 1, 2008, which includes rent, water and taxes at that location.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total: ($5,174)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. N/A

Offering Price Per Share	=	**(price/earnings multiple)**
Net After-Tax Earnings Last Year Per Share)		NOT APPLICABLE

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. $ 552 in total

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Firstly, the Company has to date (prior to the merger with Elgin Technologies, Inc – ELGN, which occurred on September 23, 2008) been in an exploratory development stage. As it has now approached the completion of that development stage and nearer to the commencement of full operations it is management's belief that the company will substantially, and very quickly increase in value. Secondly, in direct connection with said merger, the pre-existing shareholders of Elgin Technologies, Inc. have had their common shares diluted as a result of the issuance of common shares pursuant to this offering statement for the purposes of a) providing a larger percentage of ownership to the incoming investors in accordance with this Offering Statement, and b) to place voting control of the Company in the hands of new management.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 35.6 % (*56,000,000 to be issued divided by 157,238,000; consisting of 17,238,000 + 84,000,000 + 56,000,000*)

If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 500,552.

If the minimum is sold: N/A

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold **Amount %**	**If Maximum Sold** **Amount %**
Total Proceeds	$0	$ 560,000
Less: Offering Expenses	0%	22%
Commissions & Finders Fees	-0-	-0-
Legal & Accounting	$0	$ 120,000
Copying and Advertising	$0	$ 2,000
Other (Specify):		
Development/Marketing	$0	$ 75,000
General working capital including rent, salaries, office expenses, furniture	$0	$ 363,000

Net Proceeds from Offering	$0	$ 438,000
Total Use of Net Proceeds	$0 0%	$ 438,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

Item 5. Market for Common Equity and Related Stockholder Matters

General

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.0001 per share and 1,000,000 shares of any number of series of preferred shares, as designated by the Board of Directors, with such rights and preferences as set forth by the Board of Directors, par value of $.0001 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding. On or about October 2008, an additional 84,000,000 shares were issued to the Company's management; Mr. Dugan received 58,800,000 common shares, and Mr. Delfino received 25,200,000 shares, respectively bring to total outstanding common shares to 101,238,000. The present Offering Statement contemplates the issuance of 56,000,000 new common shares, which if successful, would increase the total outstanding common shares to 157,238,3000. The number of record holders of Common Stock as of September 22, 2008 was approximately 213, and of October 30, 2008 is approximately 215..

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Preferred Stock

Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

Price Ranges of Inicia Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "ELGN".

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

	Low Bid	High Ask

Quarter Ended		
March 31, 2001	0.08	0.50
December 31, 2000	0.21	0.51
September 30, 2000	0.15	0.32
June 30, 2000	0.15	1.13
March 31, 2000	0.10	3.00
December 31, 1999	0.06	0.50
September 30, 1999	0.13	1.88
June 30, 1999	1.56	3.44
March 31, 1999	2.25	3.75
December 31, 1998	1.75	6.25
September 30, 1998	6.00	8.38
June 30, 1998	7.00	10.50

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Pacific Stock Transfer Co., 500 E. Warm Springs Rd., Ste. 240, Las Vegas, NV 89119.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter. None

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

CAPITALIZATION SUMMARY

	As of: 09/30/08 (1) (2)	**As Adjusted Maximum**
Debt:		
Short-term debt (average interest rate 0%)	$ 0	$ 0
Long-term debt (average interest rate 0%)	0	0
Total debt	0	0
Stockholders' equity (deficit):		
Preferred stock — par or stated value (by Class of preferred in order of preferences)	0	0
Common stock — par or stated value	38.2	0.01
Common stock – Total Contributions	57,295	617,295
Additional paid in capital	0	0
Retained earnings (deficit)	(56,743)	(56,743)
Total stockholders' equity	552	560.552
Total Capitalization	552	560,552
Number of Common Share Outstanding	101,238	157,238
Stockholders' Equity per Common Share	$ 0.0000055	$ 0.0035650

NOTES:

(1) 1,500 privately held (no par value) shares (of post-merger Inicia Incorporated) were exchanged for 84,000,000 shares of new issue in the post-merger Inicia Incorporated Company.

(2) The financial information provided above does not include any financials regarding Eglin Technologies, Inc. as of all of their assets and liabilities were eliminated pursuant to bankruptcy proceeding in 2007.

(3) There were 17,238,000 existing shares outstanding of ELGN stock prior to said merger, which continue to be outstanding.

Number of preferred shares authorized and outstanding: 0, with a par or stated value: 0

Number of Par Value
Class of Preferred Shares Authorized Per Share

1,000,000 shares $.001

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:______________________________
[ ] Other:______________________________

15. These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ______________________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: NONE

(1) What is the interest rate?________% N/A
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date?____/____/____ N/A
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ______________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___________ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A $___________

How much indebtedness is junior (subordinated) to the securities? $ ________ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" =	________	________	________
"Fixed Charges"			
If no earnings			
show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements .

18. If securities are Preference or Preferred stock: No

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No, Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A
$________.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: NONE

Name: N/A
Address: ______________________________

____

Telephone No.: ( )______________________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By the Board of Directors (see section 29 through 35).

Name: ______________________
Address: ____________________
Telephone No.: ( )______________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: The escrow agent shall be the Law Offices of Michael Krome, Esq., 8 Teak Court, Lake Grove, NY 11755.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

In the past five years, the Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

1. Name: Bruce T. Dugan Age: 51
Title: Chairman, President and Chief Executive Officer

Office Address: 360 East 55th Street 13-G/ New York, NY /USA 10022; Telephone: 1-646-233-4164

Office Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires / Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2005: As one of the founders, he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the seed capital to launch the Company, as well as, developed its existing capital relationships. He will manage the Company's direction, public relations, oversee project development, marketing and promotions and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002, Mr. Dugan briefly served as CEO of Fortune Media Inc. after building a nationally distributed record company for its subsidiary Fortune Entertainment, Inc., which he founded and sold to Fortune Media, Inc. Prior to that, he served in the commercial freight and transportation industry where his companies served industry leaders such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He served as president of Worldway Freight Systems (a small national freight brokerage firm with three employees generating $120,000 of monthly revenue), and TFS America (a national trucking & logistics and general warehouse firm that employed fifty and generated $500,000 of monthly revenue), initially launching both companies with $10,000 of start-up seed capital. Building each company from the ground up he obtained experience in all aspects of the business; operations, sales and marketing, accounting, finance, time-sensitive logistics, and general management. He developed many work flow process and marketing strategies considered innovative and forward thinking at that time.

1984 – Bachelor of Arts / Northwest College, Tulsa OK

1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

2. **Name: Jesse Schraft Age: 28**

Title: Vice President and Chief Financial Officer

Office Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires /Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated/ since October 20, 2008: He shall oversee all in house bookkeeping, prepare budgets, forecasts, investment planning and perform financial analysis. Additionally he shall interface with banks, merchant accounts and other financial institutions and services. He will prepare all internal financial reports and work with external accounting and auditing firms to facilitate the timely and accurate delivery and filing of all financial reports.

JWS Financial Advisory, Buenos Aires, Argentina: Managing Partner/ June 2008 – Current: His responsibilities are to design and implement financial restructuring of early stage companies with a focus in the hotel, luxury travel, real estate, alternative foods, alternative energy, and web based industries. He conducts industry specific and macro-economic research and forecasting used to support executive business decisions, constructs in-depth forecasting models for future growth analysis and expansion based projects, formulates private placement deal structures for the raising of capital, and assumes all other financial responsibilities expected of a Chief Financial Officer.

Macquarie Bank Limited, New York, NY/ Managing Associate/ Sept. 2007 – June 2008: As a Desk Analyst OTC Derivative Trading and Structuring, Commodities Group, he analyzed various commodity investment strategies and structured OTC derivatives to capture relative trading strategies, successfully developed an institutional broker dealer sales desk which transacted OTC derivatives and structured products. He designed and underwrote 144A debt deals & revenue bonds structured around client's physical basis exposure, created investment thesis that successfully supported a $150M global structure; capturing diversified exposure to various agriculture positions, actively covered the entire commodity complex, indexes and commodity based equities in order to support hybrid trades, created 3rd party funding desk in order to provide SEC registered wrappers for structured trades to U.S. based banks, completed extensive training program focusing on OTC derivative pricing/design and related market fundamentals.

Morgan Stanley, New York, NY /Associate Desk Analyst, Proprietary Fixed Income: Oct. 2005- Sept. 2007: He analyzed various fixed income strategies & trades for institutional trading desk, provided market commentary and trade analysis for middle market accounts and institutional wealth managers, acted as divisional lead during launch of new commodity structured products with focus on research, positioning, and presentation; the scope of coverage included energy, metals, and agricultural markets. He also developed a market to support the creation of a structured note that effectively mimicked CDS in order to hedge high yield portfolios against looming credit correction, designed a relative value swap, which effectively reduced overexposure to distressed/HY credit positions while increasing rates exposure to a curve-steepening environment, successfully timed the exit and entrance of both respective markets. He conducted High Yield credit analysis in order to support trades, which were not covered by firm-wide research, assumed roll as OTC broker during conferences between analysts, traders, and potential clients with the intention of securing new assets, constructed diversified fixed income portfolios and perform analytics on individual accounts up to $300M in size, focusing on asset allocation models and individual account objectives, generated trade ideas from proprietary research to capture transactional opportunities across all product areas, performed daily OTC brokering between traders and portfolio managers during competitive bid/offer transactions. Moreover he consulted clients on transactions ranging from $2M to $300MM in size; providing research and analytics on multiple product groups including MBS, CDO, corporate bonds, high yield, agencies, cash/repo, municipals, foreign bonds, structured products, and convertibles, and increased Synthetic CDO sales by 300% through the implementation of Six Sigma process enhancements.

Lehman Brothers: Analyst: Capital Markets Risk Division Nov. 2004 – Oct 2005: He performed full cope audits on equities and fixed income trading desks, compared risk strategies with trading activity to verify VAR thresholds, analyzed derivative transactions to assure compliance standards, and consulted with various product departments on SOX 404 Compliance.

Ernst & Young New York, NY/External Auditor: Financial Services Division/ January 2004 – Nov. 2004:
Performed audits on large Hedge Funds, Mutual Funds, and Private Equities; personally managed two Hedge Fund audits during 2004 busy season. He completed industry certified training program on asset management clients, gained exposure to equities, fixed income, and derivative products, and consulted top tier banks on SOX 404 Compliance.

C-Cor Inc/ State College, PA/ Analyst: Internal Control/Sept. 2003 – January 2004: Financial control design of public company: Sarbanes-Oxley Compliance Management.

2003: B.S. in Financial Accounting, Penn State University; 2006: Series 7 and 63 Licensed

Mr. Schraft is expected to serve in this capacity on behalf of the Company 10-20 hours per month. .

Director: ( ) Yes (x) No

3. **Name: Mary Ann Zimmer Age: 58**

Titile: Vice President; Business and Legal Affaires

Business Address: 401 East 74th Street New York, New York 10021; Telephone: 212.744.7410; Telefax: 212.744.7210

Inicia Incorporated since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for Arts and Entertainment Networks; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts & Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts & Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer is expected to serve is this capacity on a part time basis, 10-20 hours per month.

Director: (x) Yes ( ) No

4. **Name: Mario E. Delfino Age 31**

Title: Vice President and Chief Technical Officer

Office Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab,com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in all programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Media Campus, Newark NJ

Director: (x) Yes ( ) No

5. Name: Larry Schulze Age 58
Title: Vice President; Online Publications

Office Address: 1615 Crestwood Drive Harrison, AR USA 70601 ; Telephone: 1-870-391-2249

Inicia Incorporated: since 2005: He coordinates with in-house bookkeeping and external professionals (accounting, auditing, financial reporting) to manage to flow of financial information for the Company and insure timely accuracy. He heads the Company's sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- currently containing two online properties (eight more to be launched in the next twelve (12) months) – with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors (as they are hired).

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten countries. He oversaw all aspects of the business; directly involved with ad sales, marketing, promotions, and the full magazine cycle: overseeing layout, design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

6. Name: Robert Buontempo Age: 56
Title: New Products, Research and Development

Home Address: 16 Jaques Road # 14 Elizabeth, NJ USA 07201; Telephone: 1-908-282-9383

Inicia Incorporated: since October 2008: Using his extensive music background and trend recognition capabilities, his responsibilities are focused on the development of new software products and online services (digital music software, music recording and entertainment related websites) by identifying voids within the commercial and/or consumer marketplace and developing concepts to fill those voids. He serves as project leader for those new concepts from inception to completion; researches the technology needed and that technology's availability, coordinates with in-house programmers (or contract services providers) to develop the product.

Self Employed: Before 2008: A career sound recording engineer, he operated a sound recording studio for ten years, serving as studio manager; designed and wired the studio, and ran day to day operations. He was a recording engineer for a wide variety of recording artists (many of whom were chart toppers as well as GRAMMY and gold records), and was a contributing music technology writer for many magazines such as Rolling Stone, MIX, Musician, EQ Magazine, Tape Op Magazine, and Artist Pro Magazine. For 31/2 years he moderated the leading forum for Pro Sound Web. .

1987: State of New York, Private School Teaching License; Multi Track Recording ,

1975: BFA in Video & Film / New York University, New York, NY

Director: ( ) Yes (x) No

DIRECTORS OF THE COMPANY

1. Name: Bruce T. Dugan Age: 51
Title: Chairman, President and CEO

Office Address: 360 East 55th Street 13-G/ New York, NY /USA 10022; Telephone: 1-646-233-4164

Office Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires /Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2005: As founder he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the seed capital to launch the Company as well as developed its existing underwriting relationships. As president and CEO, he remains the Company's vision leader, will manage public relations, oversee project development, marketing, promotions, and business affairs. He also serve as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the Company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002 Mr. Dugan served briefly as CEO of Fortune Media Inc. after building a nationally distributed record company for its subsidiary Fortune Entertainment, Inc. Prior to that most of his career was in the commercial transportation industry where he founded and served as president for Worldway Freight Systems (a national freight brokerage firm), Transcom Frieght Systems and TFS America (a national trucking & logistics firm, and general warehouse), that served industry leaders such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He built his companies from the ground -- up wearing every hat in the company in the early years -- and developed many innovative work flow process strategies. His responsibilities involved hands on involvement for all aspects of the business; sales, marketing, operations, and finance.

1984 – Bachelor of Arts / Northwest College, Tulsa OK: 1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

2. Name: Larry Schulze Age: 58
Title: Vice President; Online Publications

Office Address: 1615 Crestwood Drive Harrison, AR USA 70601; Telephone: 1-870-391-2249

Inicia Incorporated: since 2005: He coordinates with in-house bookkeeping and external professionals (accounting, auditing, financial reporting) to manage to flow of financial information for the company and insure timely accuracy He heads the Company's sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- currently containing two (2) online properties (eight more to be launched in the next twelve (12) months) – with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors, as they are hired.

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten (10) countries. He oversaw all aspects of the business; directly involved with ad sales, marketing and promotions, and the full magazine cycle: overseeing layout & design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

3. Name: Mary Ann Zimmer Age: 58

Titile: Vice President; Business and Legal Affaires

Business Address: 401 East 74th St., New York, NY 10021; Telephone: 212.744.7410; Telefax: 212.744.7210

Inicia Incorporated/since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the Company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for ARTS & ENTERTINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts and Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts and Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer will work on behalf of the company on a part time basis, expected to be between 10-20 hours per month.

Director: (x) Yes ( ) No

4. **Name: Mario E. Delfino Age: 31**
Title: Vice President and Chief Technical Officer

Office Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab,com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in several programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Media Campus, Newark NJ

Director: (x) Yes ( ) No

34. Information concerning outside or other Directors (i.e. those not described above):
(A) 35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold. Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

PRINCIPAL STOCKHOLDERS

Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of September 29, 2008, the Company had issued and outstanding 17,400,346 shares of Common Stock.

Shareholders		No of Common	% of Ownership	No of B Preferred	% of Ownership
Bruce T. Dugan	(1)	58,800,000			
Mario E. Delfino	(1)	25,200,000			

Keystone Cap. Res. LLC (1) (2)	1
New Century Capital Inc. (1)	1

NOTES:

1. The Company has authorized the issuance of one preferred shares to each of the following parties: Keystone Capital Resources LLC and New Century Capital Consultants Inc.. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant. Such voting rights shall however, only be used in the event that Inicia Incorporated fails to be successful as an ongoing entity, and in the absence of securing additional funding above and beyond this Offering Statement to secure the Company's continued operations, if needed to insure its continued operations. In that event, Keystone Capital LLC and Century Capital Inc. shall execute their right to receive two (2) shares of preferred shares to exercise control over the Company/ Registrant for the purpose of regaining control over the public shell. Currently, this right held by Keystone Capital LLC and Century Capital Inc. shall remain in full effect, and subject to the conditions outlined herein for a period of one (1) year commencing as of the closing date of the Elgin Technologies, Inc – Inicia Incorporated merger, dated September 23, 2008.
2. Keystone Capital Resources, LLC is controlled by James W. Zimbler

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

Item 12. Certain Relationships and Related Transactions Issuance of Stock

General

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold.

Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.0001 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding. On October __, 2008, an additional 84,000,000 shares were issued to the Company's management. On such date, Mr. Dugan received 58,800,000 common shares, and Mr. Delfino received 25,200,000 shares respectively. The Company contemplates issuing 56,000,000 for this Offering Statement Thus, as of October __, 2008, the total number of common shares outstanding will be 157,238,300 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 213.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(Not including any former Elgin management)

	Cash	**Other**

Chief Executive Officer		$ 21,595	N/A
Chief Financial Officer		$ 0	
Chief Tech Officer		$ 21,595	N/A
VP-General Counsel		$ 0	N/A
VP		$ 9,000	
Other: Key Personnel		$ 0	
	Total:	$ 52,788	$
Directors as a group (number of persons (3)		$ 52,788	$

(b) If remuneration is expected to change or has been unpaid in prior years, explain: There currently exists $2,104 of deferred salary to Mario E. Delfino, which the Company expects to repay from future profits earned.

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

Item 3. Legal Proceedings

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor: N/A
Address: N/A
Telephone No. ( ) N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. N/A

FINANCIAL STATEMENTS

Inicia Incorporated Statement of Profits & Loss

Fiscal 2005 through September 2008

INCOME	**2005**	**2006**	**2007**	**2008**
Publications Income				Jan - Sept 30
Advertising Sales	$ 3,500.00	$ 16,927.00	$ 17,802.25	$ 13,697.30
Affiliate Sales	120.00	120.00	120.00	120.00
Subscriptions	467.00	2100.00	114.00	76.00
Total Publication Income	4087.00	21153.00	20043.25	13893.30
Contract Services				
Software Programming	0.00	800.00	42300.00	0.00
Website Hosting	98.00	198.00	419.10	98.00
Total Contract Income	98.00	998.00	42719.10	98.00
TOTAL INCOME	**$ 4,185.00**	**$ 22,151.00**	**$ 62,762.35**	**$ 13,991.30**
EXPENSE-				
Advertising	$ -	$ -	$ -	$ -
Bank Fees	90.00	405.00	320.00	150.00
Contract Services	6,045.00	160.00	1,045.00	620.00
Cable Services	360.00	360.00	360.00	270.00
Equiptment/Software		300.00		1,089.00
Marketing	89.99	49.95	0.00	0.00
Meals/ Entertainment	187.43	166.08	327.50	387.58
Merchant Svcs Fees	65.03	510.92	411.61	336.17
Postage/ Del	0.00	0.00	0.00	0.00
Professional Fees	450.00	250.00	250.00	125.00
Salaries	1,250.00	17,564.00	52,789.10	29,675.00
Rent				
Office	3,600.00	3,600.00	6,000.00	5,000.00
Servers	5,615.30	5,615.30	5,615.30	3,991.54
PO Boxes	140.00	140.00	140.00	120.00
Telephone	750.00	635.00	678.00	533.00
Travel	0.00	0.00	0.00	1,200.00
Total Rent	10,105.30	9,990.30	12,433.30	10,844.54
Total Expenses	**$ 18,642.75**	**$ 29,756.25**	**$ 67,936.51**	**$ 43,497.29**
NET INCOME	***$ (14,457.75)***	***$ (7,605.25)***	***$ (5,174.16)***	***$ (29,505.99)***
TOTAL OF ALL YEARS	$ (56,743.15)			

NOTE: 2008 figures represent all income and expenses through September 30, 2008

BALANCE SHEET **INICIA INCORPORATED**

ASSETS			
Current Assets			
Bank Accounts			
BOA	$	169.59	
WaMu		89.96	
PaylPal		198.95	
Total Bank Accounts		458.50	
Accounts Receivable			
Publications		2,123.30	
Contract Services		471.85	
Total Accounts Receivable		2,595.15	
Other Current Assests			
Cash On Hand		551.85	
Loans		0.00	
Total Other Current Assests		551.85	
TOTAL ASSETS	**$**	**3,605.50**	
LIABILITIES & EQUITY			
Current Liabilities			
Accounts Payable	$	349.50	
Loans Payable		600.00	
Deferred Salaries		2,104.00	
Total Current Liabilities		3,053.50	
Total Liabilities			$ 3,053.50
Equity			
Capital Stock			
Bruce Dugan	$	10,295.00	
Jim Zimbler		10,000.00	
Keystone Capital		37,000.00	
Total Capital Stock Contribution		57,295.00	
Retained Earnings, Beginning		0.00	
Net Income		(56,743.15)	

Deficit, ending at 9/30/08	(56,743.35)
Total Equity	552.00
TOTAL LIABILITIES & EQUITY	**$ 3,605.50**

INICIA INCORPORATED

NOTES TO FINANCIAL STATEMENTS

as of September 30, 2008

Inicia Incorporated is a software and media development company that develops and operates online publications, resources centers and social networks; produces video broadcast entertainment; develops digital software products; and, provides software and website develop serves to third party clients.

1) Immediately prior to 09/30/08 Inicia Incorporated (which was a private closely- held corporation) entered into a reverse merger with Elgin Technologies, Inc. (ELGN) which was in bankruptcy and had no assets or liabilities. Therefore, the above financial statements reflect only and solely the operations of Inicia Incorporated prior to said merger.

2) The Company believes that it will be able to use all of the net operating loss carry forwards in future periods; however, to be conservative the Company has not recognized the related asset in the accompanying financial statements.

3) Significant accounting policies include:
   i) Accrual basis accounting
   ii) Development costs during the start up phase are written off
   iii) Depreciable assets are depreciated over their useful lives on a straight-line basis
   iv) Net operating losses shall be carried forward against profits in future periods
   v) U.S. income taxes will be reported on net income

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Item 6. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Plan of Operations (does *not make reference to any Eglin operations whatsoever, prior to, during or after its bankruptcy proceedings, and refers solely to the description of Inicia Incorporated prior to and after the merger with Elgin Technologies, Inc.)*

We are a startup, development stage Company that has had revenues from the first month after its inception (July 2005), but which to date have been below its breakeven point and therefore has been losing money during the development phase. Management feels that with the completion of its planned short term goals that it can become self sufficient within six (6) months of receiving its trading symbol. With the recent expansion to the Company's development team – adding a additional full time software programmer and website designer -- Management believes that they can complete its online publishing model within a six month period -- a template the Company is building to be used on the Internet (also known as the world wide web -- a global communications system to access text, photo, and video content, as well as instant communications between people and/or groups -- that is accessible to the general public) as a platform to present a series of well defined niche interest websites and social communities (think MySpace with a magazine), and its IQ digital music enhancer product – a digital software product that allows the average consumer to alter the equalization sound of their digital music (see The Company for more details).

During the development phase, the Company has generated revenue from selling advertising space on our single operating website in development, collecting a nominal subscription fee from readers, and have designed and developed other websites for third party clients on a work-for-hire basis. Accordingly, we must raise money from sources other than the operations of its business.

Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/shareholder advances. This money was utilized for certain start-up costs and operating capital.

Subsequently, effective September 28, 2008, the Company entered into a reverse merger with Elgin Technologies, Inc. (ELGN) and by the terms of that merger has filed with the State of Delaware as the surviving entity. In connection with the merger, the Company issued 84,000,000 shares of common stock to officers and directors. The Company has further filed this Offering Statement, and utilizes 56,000,000 shares to raise working capital from various investors.

In this regard, the Company's plan of operations for the next 12 months is intended to make its operations profitable through expanding the its' active list of third party clients that it can provide software and/ website development services for, launching eight new websites from which it can realize adverting revenues, and the consumer sales of its IQ music products.

Financings

To meet our need for cash, we are attempting to raise debt and equity financing to complete the development of our online publishing model, the design packaging and promotion of the IQ music enhancer consumer product, complete planned video programming production, and begin promotion efforts.

Although certain monies have been promised to be delivered upon the Company receiving its new trading symbol, there is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any/or all of our short term goals as mentioned in this document, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

RESULTS OF OPERATIONS:

For the Years Ending December 31, 2007 vs. December 31, 2006 *(For Incia Incorporated pre merger)*

Net sales

Net sales in 2007 were $62,762 as compared to $22,151 in 2006, which represents an increase of $40,611 This increase was attributable to higher traffic on our existing website, thus resulting in higher revenues from advertising, as well as larger projects from third party contract work in 2007.

Cost of Goods Sold and Gross Profit

Currently the Company does not have any manufacture costs., so our only direct costs other than salaries and overhead is the servers that we lease to house our website -- $378 per month for the corporate site and online publishing site, and $39.95 for a smaller server that we use to provide hosting services to clients (under the name cci-web.biz)

Selling, General and Administrative Expenses

The expenses for 2007 were $ 67,936.51 as compared to $ 29,756.25 in 2006, an increase $38,180.26 or 56 %. The increase was attributable to predominantly several contributing factors; an increase in contract service expenses to $ 1,045 in 2007 as compared to $ 160 in 2006; an increase in in-house compensation to $52,789 in 2007 from $ 17,564 in 2006; and an increase in property rent (s) to $ 6,000 in 2007 from $ 3,600 in 2006.

Other Income (Expense) ***(of Incia Incorporated pre merger)***

None

Net Loss from Continuing Operations

The net loss was *$ (5,174.16)* in 2007 compared to a loss of *$ (7,605.25)* in 2006. The $2,431.09 decrease of loss was a result of two factors namely, the increased gross profit from third party contract service revenue to $ 42,719.10 in 2007 compared to $ 998 in 2006; and increased advertising revenue to $ 17,802 in 2007 compared to $ 16,927 in 2006; the increase in third party contract expenses, as well as increased rents and general and administrative expenses as indicated above.

Discontinued Operations

During 2008, the operations of third party contract services were discontinued at management's election to focus the resources of the Company on in-house development properties, and accordingly the lack of such revenue is reflected in the financials for 2008 ending 09/30/08.

These operations are expected to resume in October 2008

Liquidity and Financial Resources

These factors, when combined with the possibility that the company may not be successful in its attempt to secure new financing, raises doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by maintaining low operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with on or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully. Moreover, there is no assurance that the in-house project plans adopted by management will prove to be successful.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from external sources. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 31, 2008

Inicia Incorporated

By: ____________________
Bruce T. Dugan, President, CEO, Chairman

By: ____________________
Jesse Schraft, CFO

By: ____________________
Larry E. Schulze, VP, Director

By: ____________________
Mario Delfino, VP, Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 31, 2008

Inicia Incorporated

By: ______________________
Bruce T. Dugan, President, CEO, Chairman

By: ______________________
Larry Schulz, VP, Director

By: ______________________
Mario Delfino, VP, Director

CERTIFICATE OF INCORPORATION
OF
Inicia Incorporated

A CLOSE CORPORATION

FIRST: The name of the corporation is: Inicia Incorporated

SECOND: Its registered office in the State of Delaware is located at 25 Greystone Manor, Lewes, DE 19958-9776, County of Sussex. The registered agent in charge thereof is *Harvard Business Services, Inc.*

THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation is authorized to issue is 1,500 shares having a par value of $ 0 per share.

FIFTH: The corporation shall make no offering of any of its stock which would constitute a "public offering" within the meaning of the United States Securities Act of 1933, as amended from time to time.

SIXTH: The corporation shall be managed by the stockholders without a Board of Directors. The stockholders need not call a meeting to elect directors. The stockholders are deemed to be directors and shall be subject to all liabilities of the Directors under section 351 of the Delaware Code.

SEVENTH: All of the corporation's issued stock, exclusive of treasury shares, shall be represented by certificates and held of record by not more than thirty (30) persons.

EIGHTH: All of the issued stock shall be subject to the following restriction on transfer permitted by Section 202 of the General Corporation Law: "Each stockholder shall offer to the Corporation or to other stockholders of the corporation a thirty (30) day first refusal option to purchase his stock should he elect to sell his stock."

NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 25 Greystone Manor, Lewes, DE 19958-9776.

TENTH: To the fullest extent permitted by the Delaware General Corporation Law a director or officer of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer.

I, Richard H. Bell, for the purpose of forming a corporation under the laws of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 11th day of July, 2005.

Signed and Attested to by: [signature]

Richard H. Bell, President & Secretary
HARVARD BUSINESS SERVICES, INC.

BY-LAWS
OF

A DELAWARE CLOSE CORPORATION

ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

Section 1. The registered office of the corporation in the State of Delaware shall be at 25 Greystone Manor, in the city of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

Section 2. The corporation may also have offices at such other places as the Board of Stockholders may from time to time designate, in any State or Country around the world.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

ARTICLE III - STOCKHOLDERS' MEETINGS

Section 1. Meetings of stockholders may be held at any place, either within or without the State of Delaware in the USA, or in any other place in the world, as may be selected from time to time by the Stockholders.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on the second day of January of each year if not on a legal holiday, and if a legal holiday, then on the next secular day following at 9 o'clock a.m., when the stockholders shall elect Officers and transact such other business as may properly be brought before the meeting.

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the president, or by other stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. Upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

Section 4. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 5. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 6. Consent In Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE IV – MANAGEMENT

Section 1. The business and affairs of this corporation shall be managed by its Stockholders.

Section 2. Regular Meetings: Regular meetings of the Stockholders shall be held without notice according to the schedule of the regular meetings. The regular meetings shall be held either at the registered office of the corporation, or at such other place as shall be determined by the Stockholders. Regular meetings, in excess of the one Annual meeting, shall not be required if deemed unnecessary by the Stockholders.

Section 3. Special Meetings: Special meetings of the Stockholders may be called by the Chairman of the Stockholders on 5 days notice to all stockholders, either personally or by mail, courier service, E-Mail, or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Stockholders.

Section 4. Quorum: A majority of the total number of stockholders shall constitute a quorum of any regular or special meetings of the stockholders for the transaction of business.

Section 5. Consent of Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Stockholders, or of any committee thereof, may be taken without a meeting if all Stockholders or members of the committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Stockholders or committee. The Stockholders may hold its meetings, and have an office or offices anywhere in the world, within or outside of the state of Delaware.

Section 6. Conference Telephone: Stockholders may participate in a meeting of the Stockholders, of a committee of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Stockholders, as such, shall not receive any stated salary for their services, but by resolution of the Stockholders, a fixed sum per meeting and any expenses of attendance, may be allowed for attendance at each regular or special meeting of the Stockholders. Nothing herein contained shall be construed to preclude any Stockholder from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: A stockholder may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of stockholders, in accordance with the laws of Delaware.

ARTICLE V - OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the Stockholders. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Stockholders shall deem necessary. The Stockholders may also choose a Chairman from among it's own members. Any number of offices may be held by the same person.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be determined and fixed by the Stockholders.

Section 3. Term of Office: The officers of the corporation shall serve at the pleasure of the Stockholders and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Stockholders may be removed by the Stockholders whenever, in its judgment, the best interest of the corporation will be served thereby.

Section 4. President: The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders; he shall have general and active management of the business of the corporation. He shall be EX OFFICIO a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Stockholders.

Section 5. Secretary: The Secretary shall attend all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Stockholders when required. He shall give, or cause to be given, notice of all meetings of the Stockholders, and such other duties as may be prescribed by the Stockholders or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Stockholders, affix the same to any instrument requiring it.

Section 6. Treasurer: The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Stockholder, taking proper vouchers for such disbursements, and shall render to the President, at the regular meetings of the Stockholder, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Stockholders.

ARTICLE VII - CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

Section 3. Lost Certificate: The Corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Stockholders may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.

Section 5. Dividends: The Stockholders may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the stockholders, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the stockholders shall think conducive to the interests of the corporation, and the stockholders may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Stockholders may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, through e-mail, or by telecopy (FAX), or by telegram, charges prepaid, to his address appearing on the books of the corporation of the corporation. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by Certificate, or the by-laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was lawfully convened.

Section 5. Resignations: Any officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - LIABILITY

Section 1. The personal liability of the founders is limited to the amount of money put into the corporation. Stockholder liability is limited to the stock held in the corporation.

ARTICLE XI - AMENDMENTS

Section 1. These bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

****

A signed copy of these by-laws shall be placed on file in the corporation's's main office as proof of the date of commencement of commercial activity of the corporation.

I, [illegible], do hereby certify that I am the duly elected Secretary of the corporation that the above is a true and correct copy of the Bylaws of corpname as of the date below:

IN WITNESS WHEREOF, I have affixed my name as Secretary and have caused the corporate seal of said Corporation to be hereunto affixed, this [illegible] day of [illegible], 200 [illegible]

[signature]

Secretary
corpname

Corporate Seal:

ESCROW AGREEMENT

ESCROW AGREEMENT dated as of October 1, 2008, by among **Michael S. Krome, Esq.** as Escrow Agent, having his office for the practice of law at 8 Teak Court, Lake Grove, New York ("Escrow Agent"), Sayid and Associates LLP, a New York limited liability law partnership with an office address at 408 West 57th Street, Suite 8E, New York, NY 10019 ("Law Firm") and Inicia Incorporated (the "Company");

WHEREAS, the Law Firm and the Company are desirous of placing a total of fifty six million (56,000,000) common shares of the Company, a Delaware corporation with Escrow Agent (the "Escrow Shares"), for the orderly liquidation of the Escrow Shares, to allow funds to be properly placed into the Company pursuant to a Regulation A securities filing;

WHEREAS, in conjunction with sale and purchase of the Escrow Stock and all parties desire an Escrow Agent to handle the transaction.

NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties do hereby agree as follows;

1. Appointment and Deposit with Escrow Agent. The Escrow Agent shall act as the escrow agent as set forth herein and as such shall receive, acknowledge receipt, retain, release and deliver the Stock on the terms, and subject to the conditions, set forth herein. Following the execution of this Agreement, the Law Firm will cause to have deposited into an Attorney's IOLA Account, under the sole control of the Escrow Agent, the a total of fifty six million (56,000,000) shares of common stock of Inicia Incorporated, which were lawfully obtained by the Company (the "Escrow Shares"). Upon the sale of the Escrow Shares, the funds will be distributed as $_______ to the Law Firm and the balance to the Company, to be disbursed to the Company for working capital and professional fees and consulting fees.

2. Rights, Duties and Immunities.

   (a) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the performance of such duties and obligations as are specifically set out in this Agreement and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

   (b) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement or otherwise.

(c) The Law Firm and the Company will indemnify the Escrow Agent for, and defend and hold it harmless against, any loss, liability or expense (including but not limited to attorneys' fees and disbursements) arising out of or in connection with, its acceptance of or the performance of its duties and obligations under or the interpretation of this Agreement; provided, however, that this Section 3(c) shall not apply to losses, liabilities and expenses caused by the bad faith, willful misconduct or gross negligence of the Escrow Agent.

(d) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

3. Delivery to Escrow. Simultaneously herewith, Law Firm will deposit the Escrow Shares, and provide all other necessary documents required by Escrow Agent.

4. Release of Escrow. The Escrow Agent shall hold, release and deliver the Escrow Documents as follows:

(a) Upon sale of the Escrow Shares, the Escrow Agent will deliver to the Law Firm the sum of ____________________________ DOLLARS ($_______), the remaining funds shall be delivered to the Company to be used as working capital, for professional fees and consulting fees, as directed by the Company.

5. Fees and Costs of the Escrow Agent. All fees and reimbursement of any reasonable expenses to the Escrow Agent shall be the responsibility of the Company.

6. Construction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to such State's principles of conflicts of law.

7. Notices. All notices, demands, requests, consents, approvals, reports or other communications required or permitted to be given pursuant to this Agreement shall be in writing and delivered to the addresses indicated above.

8. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference purposes only, are of no binding effect, and in no respect define, limit or describe the scope of this Agreement or the instant of any section.

9. Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each were upon the same instrument.

10. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, supersedes all prior negotiations between the parties, and can be amended, modified, supplemented, extended, terminated, discharged or changed only by an agreement in writing which makes specific reference to this Agreement and which is signed by all parties.

11. Severability. Any provision of this Agreement that may be determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is expressly understood, however, that the parties intend each and every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.

Michael S. Krome, Esq. as Escrow Agent

By: ______________________
Michael S. Krome

Law Firm: Sayid and Associates LLP

By: ______________________
Name: M. David Sayid
Title: Managing Partner

Company: Inicia Incorporated

By: ______________________
Name: Bruce T. Dugan
Title: President

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.

Michael S. Krome, Esq. as Escrow Agent

By:__________________________
Michael S. Krome

Law Firm: Sayid and Associates LLP

By: __________________________
Name: M. David Sayid
Title: Managing Partner

Company: Initia Incorporated

By: __________________________ 10/31/08
Name: Bruce T. Dugan
Title: President

Kurtzman Matera, P.C.
2 Perlman Drive
Spring Valley, NY 10977
(845) 352-8800

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
- x
In re

Elgin Technologies, Inc.,
Warren Power Systems, Inc. d/b/a
Elgin Warren Power Systems,
Logic Labs, Inc.,

Debtors.
- x

Chapter 11
Case No. 02-13159(PCB)
Case No. 02-13161(PCB)
Case No. 02-13162(PCB)

ORDER UNDER 11 U.S.C. §§ 105(a) AND 363, AND FED. R. BANKR. P. 6004 (I) APPROVING ASSET PURCHASE AGREEMENT AND (II) AUTHORIZING THE SALE OF THE CORPORATE SHELL OF ELGIN TECHNOLOGIES, INC. FREE AND CLEAR OF LIENS, CLAIMS, INTEREST AND ENCUMBRANCES

This matter having come before the Court on the motion dated August 15, 2007 (the "Sale Motion")[1] of the above-captioned Debtors and Debtors-in-possession (the "Debtors"), inter alia, entry of an order (the "Sale Approval Order") (I) approving the Asset Purchase Agreement and (II) authorizing the Debtors to sell the corporate shell of Elgin Technologies, Inc. pursuant to the Asset Purchase Agreement dated May, 2007, and a hearing on the Sale Motion having been held on September 11, 2007 at 11:00 a.m. EDT (the "Sale Approval Hearing"), at which time all interested parties were offered an opportunity to be heard with respect to the Sale Motion; and the Court having reviewed and considered (i) the Sale Motion, (ii) any objections thereto, and (iii) the arguments of counsel made, and the evidence proffered or adduced at the Sale Approval Hearing; and it appearing that the relief requested in the Sale Motion is in the best interests of the Debtors, their estates and creditors and other parties in interest; and upon the record of the Sale Approval

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1 Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Sale Motion or the Agreement, as the case may be.

Hearing and these cases; and after due deliberation thereon; and good cause appearing therefor, it is hereby

FOUND AND DETERMINED THAT:[1]

A.

The Court has jurisdiction over the Sale Motion pursuant to 28 U.S.C. §§ 157 and 1334, and this matter is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(A) and (N). Venue of these cases and the Sale Motion in this district is proper under 28 U.S.C. §§ 1408 and 1409.

B.

The statutory predicates for the relief sought in the Sale Motion are sections 105(a) and 363(b), (f) and (m), of the United States Bankruptcy Code, 11 U.S.C. §§ 101-1330, as amended (the "Bankruptcy Code"), and Fed. R. Bankr. P. 6004.

C.

As evidenced by the affidavits of service filed with the Court, and based on the representations at the Sale Approval Hearing, (i) proper, timely, adequate and sufficient notice of the Sale Motion, Sale Approval Hearing, and the Sale has been provided in accordance with 11 U.S.C. §§ 102(1), 363 and Fed. R. Bankr. P. 2002 and 6004 and in compliance with the Budding Procedures Order, (ii) such notice was good and sufficient, and appropriate under the particular circumstances, and (iii) no other or further notice of the Sale Motion, Sale Approval, Hearing or the Sale is or shall be required.

D.

As demonstrated by (i) the testimony and other evidence proffered or adduced at the Sale Approval Hearing and (ii) the representations made on the record at the Sale Approval Hearing, the Debtors

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2 Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. *See* Fed. R. Bankr. P. 7052.

have conducted the sale process in compliance with the Sale Procedures Order, and the terms of the Agreement represent the highest and best offer for the Asset.

E.

The Debtors (i) have full power and authority to execute the Agreement and all other documents contemplated thereby, and the sale of the Asset by the Debtors has been duly and validly authorized by all necessary corporate action of the Debtors, and (ii) have all of the power and authority necessary to consummate the transactions contemplated by the Agreement.

F.

Approval of the Agreement and consummation of the Sale at this time is in the best interests of the Debtors, their creditors, their estates and other parties in interest.

G.

The Debtors have demonstrated both (i) good, sufficient and sound business purpose and justification and (ii) compelling circumstances for the Sale pursuant to 11 U.S.C. § 363(b) prior to, and outside of, a plan of reorganization.

H.

A reasonable opportunity to object or be heard with respect to the Sale Motion and the relief requested therein has been afforded to all interested persons and entities, including, but not limited to: (i) the Office of the United States Trustee; (ii) counsel for the Purchaser; (iii) counsel for the Committee; and (vi) all other entities that have filed requests for notices pursuant to Bankruptcy Rule 2002.

I.

The Agreement was negotiated, proposed and entered into by the Debtors and the Purchaser without collusion, in good faith, and from arm's length bargaining positions.

J.

The Purchaser is a good faith purchaser under 11 U.S.C. § 363(m) and, as such, is entitled to all of the protections afforded thereby. The Purchaser will be acting in good faith within the meaning of 11 U.S.C. § 363(m) in closing the transactions contemplated by the Agreement.

K.

The consideration provided by the Purchaser for the Asset pursuant to the Agreement (i) is fair and reasonable, (ii) is the highest and best offer for the Asset, (iii) will provide a greater recovery for the Debtors' creditors than would be provided by any other practicable available alternative, and (iv) constitutes reasonably equivalent value and fair consideration under the Bankruptcy Code.

L.

The Sale must be approved and consummated promptly in order to preserve the value of the Assets.

M.

The transfer of the Asset to the Purchaser will be a legal, valid and effective transfer of the Asset, and will vest the Purchaser with all right, title and interest of the Debtors to the Asset free and clear of all liens, claims and encumbrances.

N.

The Purchaser would not have entered into the Agreement and would not consummate the transactions contemplated thereby, thus adversely affecting the Debtors, their estates and their creditors, if the sale of the Asset to the Purchaser was not free and clear of all Claims of any kind or nature whatsoever, or if the Purchaser would, or in the future could, be liable for any of the Claims.

NOW THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

1. The Sale Motion is granted, as further described herein.

Approval of the Agreement

2. The Agreement and all of the terms and conditions thereof are hereby approved.

3. Pursuant to 11 U.S.C. § 363(b), the Debtors are authorized and directed to consummate the Sale, pursuant to, in accordance with and subject to the terms and conditions of the Agreement.

4. The Debtors are authorized and directed to execute and deliver, and are empowered to perform under, consummate and implement, the Agreement, together with all additional instruments and documents that may be necessary to implement the Agreement, and to take all further actions as may be reasonably requested by the Purchaser for the purpose of assigning, transferring, granting, conveying and conferring to the Purchaser or reducing to possession, the Asset.

Transfer of Asset

5. Pursuant to 11 U.S.C. §§ 105(a) and 363(b) and (f), the Asset shall be transferred to the Purchaser as of the Closing Date. As of the Closing Date, the Asset shall

be transferred to the Purchaser, pursuant to section 363(f) of the Bankruptcy Code, free and clear of all interests, claims (as defined in section 101(5) of the Bankruptcy Code), liens (as defined in section 101(37) of the Bankruptcy Code) and encumbrances.

6. The transfer of the Asset to the Purchaser pursuant to the Agreement constitutes a legal, valid and effective transfer of the Asset, and shall vest the Purchaser with all right, title and interest of the Debtors in and to the Asset free and clear of all Claims of any kind or nature whatsoever.

7. Each and every federal, state, and local governmental agency and/or department

is directed to accept and timely process any and all documents, instruments and permits necessary and appropriate to consummate the transactions contemplated in the Agreement and this Sale Order.

Additional Provisions

8. The consideration provided by the Purchaser for the Asset under the Agreement

shall be deemed to constitute reasonably equivalent value and fair consideration under the Bankruptcy Code.

9. The consideration provided by the Purchaser for the Asset under the Agreement

is fair and reasonable, and was not controlled by an agreement among potential bidders, and the sale is not avoidable under section 363(n) of the Bankruptcy Code.

10. This Sale Approval Order (a) shall be effective as a determination that, on the Closing Date, all Claims of any kind or nature whatsoever existing as to the Asset prior to the Closing have been unconditionally released, discharged and terminated, and that the conveyance described herein has been effected, and (b) shall be binding upon and shall govern the acts of all entities in or to the Asset.

11. In accordance with the Agreement, and on the Closing Date:

i) All preferred shares in the Asset are cancelled;

ii) All common and preferred share conversion rights of any kind including, without limitation, warrants, options and convertible bonds are cancelled and extinguished.

iii) Any tax loss carry forward of Elgin is cancelled and the Purchaser or its successor-in-interest is prohibited from using same.

iv) The existing Board of Directors of Elgin is terminated.

v) The Purchaser is authorized to appoint a new director of Elgin.

vi) The Purchaser is authorized to re-domicile Elgin to the State of Nevada;

vii) The Purchaser is authorized to retain a new stock transfer agent for Elgin or in the event the existing transfer agent is still in business, to retain the existing transfer agent;

viii) The Purchaser is permitted to amend the Articles of Incorporation of Elgin to conform to the terms set forth in the Agreement and in this Sale Order;

ix) Elgin is directed to deliver all of its corporate books and records to Purchaser, with the Purchaser bearing any and all costs and fees required for the retrieval and conveyance of these items.

x) The Purchaser shall bring Elgin current in its filings with the Securities and Exchange Commission ("SEC"), and in such case, Elgin shall be labeled as a "blank check" or "shell company" under the SEC rules, or the Purchaser shall file a Form 15 (deregistration) with the SEC.

12. Each and every federal, state and local governmental agency or department is

hereby directed to accept any and all documents and instruments necessary and appropriate to consummate the transactions contemplated by the Agreement.

13. This Court retains jurisdiction to enforce and implement the terms and provisions

of the Agreement, all amendments thereto, any waivers and consents thereunder, and of the Agreement executed in connection therewith in all respects, including, but not limited to, retaining jurisdiction to (a) compel delivery of the Asset to the Purchaser, (b) resolve any disputes arising under or related to the Agreement, except as otherwise provided therein,

(c) interpret, implement, and enforce the provisions of this Sale Approval Order, and (d) protect the Purchaser against any Claims in the Debtors or the Asset, of any kind or nature whatsoever.

14. Nothing contained in any Chapter 11 plan confirmed in these cases or any order

of this Court confirming such plan or in any Order of this Court dismissing these cases shall conflict with or derogate from the provisions of the Agreement or the terms of this Sale Approval Order.

15. The transaction contemplated by the Agreement is undertaken by the Purchaser

in good faith, as that term is used in 11 U.S.C. § 363(m), and accordingly, the reversal or modification on appeal of the authorization provided herein to consummate the Sale shall not affect the validity of the Sale to the Purchaser, unless such authorization is duly stayed pending such appeal. The Purchaser is a purchaser in good faith of the Asset, and is entitled to all of the protections afforded by 11 U.S.C. § 363(m).

16. The terms and provisions of the Agreement and this Sale Approval Order shall

be binding in all respects upon, and shall inure to the benefit of, the Debtors, their estates, and their creditors, the Purchaser, and its respective affiliates, successors and assigns, and any affected third parties including, but not limited to, all persons asserting Claims in the Asset to be sold to the Purchaser pursuant to the Agreement, notwithstanding any subsequent appointment of any trustee(s) under any Chapter of the Bankruptcy Code, as to which trustee(s) such terms and provisions likewise shall be binding.

17. The failure specifically to include any particular provisions of the Agreement in

this Sale Approval Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Court that the Agreement be authorized and approved in its entirety. To the extent any provision of the Agreement is inconsistent with the terms of this Sale Approval Order, the terms of this Sale Approval Order shall govern.

18. The Agreement and any related agreement, documents or other instrument may

be modified, amended or supplemented by the parties thereto, in a writing signed by both parties, and in accordance with the terms thereof, without further order of the Court, *provided that* any such modification, amendment or supplement does not have a material adverse effect on the Debtors' estates.

19. Except as provided in the Agreement, this Sale Approval Order, or other order

of this Court, after the Closing the Debtors and their estates shall have no further liabilities or obligations with respect to the Asset.

20. The provisions of this Sale Approval Order are nonseverable and mutually dependent.

21. The Debtors are hereby authorized and empowered to take such steps, expend

such sums of money, and do such other things as may be necessary to implement and effect the terms and requirements of this Sale Approval Order.

22. The stay of orders authorizing the use, sale or lease of property as provided for in Fed. R. Bank. P. 6004(g) shall not apply to this Sale Order, which is immediately effective and enforceable.

Dated: New York, New York

October 16, 2007

/s/ Prudence Carter Beatty
Honorable Prudence Carter Beatty United States Bankruptcy Judge

CORPORATE SHELL PURCHASE AGREEMENT

THIS AGREEMENT made this ___ day of June, 2008, by and between Elgin Technologies, Inc., as seller, and New Century Capital Consultants Inc. ("New Century") and Keystone Capital Resources ("Keystone"), each purchasing equal one-half interests in the "Asset", as that term is defined below. New Century and Keystone are collectively referred to herein as the "Purchaser".

WHEREAS, Elgin Technologies, Inc. (the "Debtor") filed a voluntary petition under Chapter 11 of Title 11, of the United States Code ("Bankruptcy Code") on June 26, 2002 in the United States Bankruptcy Court (the "Court"), District of New York, Case No. 02-13159-pcb;

WHEREAS, the parties hereto desire that certain assets of the Debtor be sold free and clear of all liens, claims and encumbrances to Purchaser pursuant to the terms and conditions set forth herein; and

WHEREAS, the form of this Agreement has been placed before the Court upon proper notice by the Debtor and, after a hearing before the Court, the Agreement's form and substance was approved by the Court as embodied by the Court's order entered in October, 2007 (the "Sale Order");

NOW THEREFORE, for valuable consideration, including the mutual representations, warranties and covenants herein contained, the receipt of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE OF ASSETS

1) Purchased Assets. Subject to and upon the terms and conditions set forth herein, and subject to the terms of the Sale Order, the Debtor agrees to and will sell, transfer, assign and deliver to the Purchaser at the Closing (as hereinafter defined), and the Purchaser agrees to and will purchase, acquire and take assignment and delivery of, the Debtor's corporate shell, as same shall exist on the Closing Date, as hereinafter defined (the "Asset").

ARTICLE 2
PURCHASE PRICE

2) Purchase Price. The purchase price due from Purchaser to the Debtor for the Asset shall be Sixty Thousand and No/100 Dollars $60,000.00 (the "Purchase Price").

   i) Payment. Upon the execution and delivery of this Agreement, Purchaser shall deliver to the Debtor a refundable deposit of $2,500.00 (the "Deposit") which Deposit shall be held by the Debtor or at the Debtor's direction in a Federally insured, segregated interest-bearing trust account. The remainder of the Purchase Price shall be paid by Purchaser in cash, certified funds or wire transfer at Closing to the bank account(s) designated by the Debtor.

ARTICLE 3
BANKRUPTCY COURT APPROVAL

3) The Sale Order. The terms of the Sale Order control, however, by way of summary, the terms of the Sale Order provides, among other things, that

   i) All preferred shares in the Asset shall be cancelled;

   ii) All common and preferred share conversion rights of any kind including, without limitation, warrants, options and convertible bonds shall be cancelled and extinguished;

   iii) All issued and outstanding common shares of Elgin Technologies, Inc., to the new management of Elgin Technologies, Inc., shall be cancelled, with Purchaser authorized to issue new shares and appoint new management of Elgin Technologies, Inc. The new management of Elgin Technologies, Inc., shall not impact or otherwise effect Elgin Technologies, Inc., debtor in possession, in its liquidating Chapter 11 bankruptcy and any rights of common or preferred shareholders of Elgin Technologies, Inc., debtor in possession or debtor, as such existed under the United States Bankruptcy Code prior to the entry of an order approving the purchase of the Asset, whether to a vote or distribution under a plan of reorganization or otherwise, shall continue only as to Elgin Technologies, Inc., debtor in possession or debtor.

   iv) The existing Board of Directors of Elgin Technologies, Inc. shall be terminated;

   v) Purchaser shall be authorized to re-domicile Elgin Technologies, Inc. to the State of Nevada;

   vi) The Purchaser shall be authorized to appoint a new Board of Directors within 30 days of entry of the order approving the subject sale;

   vii) The Purchaser is authorized to retain a new stock transfer agent for Elgin Technologies, Inc., or in the event the existing transfer agent is still in business, to retain the existing transfer agent;

   viii) The Purchaser shall be permitted to amend the Articles of Incorporation of Elgin Technologies, Inc., to conform to the terms set forth herein and in the order approving the sale;

   ix) The Court shall order that, as a condition of closing, Elgin Technologies, Inc. shall deliver all of its corporate books and records to Purchaser;

x) The sale of the Asset shall be free and clear of any and all public and private liens, interests, judgments, obligations and encumbrances;

xi) The Court made specific findings of fact consistent with11 U.S.C. § 363, general motions and the terms outlined above, including, without limitation, that the Purchase is a good faith purchaser entitled to the protections of 11 U.S.C. §363(m).

ARTICLE 4
OVER-BID; BREAK-UP FEE

4) **NOT APPLICABLE**

ARTICLE 5
CLOSING

5) Closing. Subject to Bankruptcy Court approval, the parties shall close (the "Closing") the transaction contemplated by this Agreement (the "Transaction") within TEN (10) days after the execution of this Agreement by Purchaser. The Closing shall take place at the offices of the Purchaser or by overnight courier for the convenience of the parties. All computations, adjustments, and transfers for the purposes herein shall be effective as of 12:01 am on the date of Closing (the "Closing Date").

   i) Closing Documents. At the closing and thereafter if requested by Purchaser, the Debtor shall tender to Purchaser fully executed documentation as Purchaser or Purchaser's attorneys may reasonably require to consummate the purchase of the Asset.

ARTICLE 6
LIEN-FREE SALE

6) Upon the Closing and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold.

ARTICLE 7
CONDITIONS TO OBLIGATION
OF PURCHASER TO CLOSE

7) Conditions to Obligation of the Purchaser. The obligation of the Purchaser to consummate the transactions to be performed by it under this Agreement in connection with the Closing is subject to satisfaction of the following conditions:

i) Purchaser is a good faith purchaser,

ii) All liens on the Asset shall have been either (i) removed or waived or (ii) made the subject of the Sale Order permitting the sale of the Asset free and clear of any liens; and,

iii) The Debtor shall deliver all of its corporate books and records to Purchaser.

ARTICLE 8
CONDITIONS TO OBLIGATION
OF DEBTOR TO CLOSE

8) Conditions to Obligation of the Debtor. The obligation of the Debtor to consummate the transactions to be performed by it under this Agreement in connection with the Closing is subject to satisfaction of the following conditions:

i) The representatives and warranties of Purchaser set forth hereinabove shall be true and correct in all material respects at and as of the Closing Date;

ii) The Purchaser shall have performed and complied with all of its covenants hereunder in all material respects through the Closing.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9) The following miscellaneous provisions shall govern the parties rights and obligations under this Agreement:

i) Severability and Operations of Law. If any provision of this Agreement is prohibited by the laws of any jurisdiction as those laws apply to this Agreement, that provision is ineffective to the extent of such prohibition and/or is modified to conform with such laws, without invalidating the remaining provisions hereto; and any such prohibition in any jurisdiction shall not invalidate such provision in any other jurisdiction.

ii) Choice of Law. This Agreement shall be governed by the internal laws (and not the law of conflicts) of the State of New York.

iii) Entire Agreement; Modification. This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No modification, alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party to this Agreement.

iv) Survival and Binding Agreement. The terms and conditions hereof shall survive the

Closing and shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

v) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

vi) Assignment. Neither party to this Agreement may assign any of its rights or delegate any of its responsibilities under this Agreement.

vii) Notices. All notices, requests, demands, claims and other communication hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by personal delivery, by overnight carrier, or by facsimile transaction, as follows:

If to the Debtor:

Rosemarie Matera, Esq.
Kurtzman Matera, PC
664 Chestnut Ridge Road
Spring Valley, NY 10977
Telephone: 845-352-8800
Facsimile: 845-352-8865
E-mail: rmatera@kmpclaw.com

with a copy to:

Michael Smith
141 State Street
Brooklyn, New York 11202

with a copy to:

Matthew King, Esq.
Bergman & King, PC
500 Old Country Road
Garden City, New York 11530
Telephone: 516-741-3434
Facsimile No. 516-741-3436

If to the Purchaser:

New Century Capital Consultants Inc.
c/o Darlene Pergola

111 Great Neck Road, Suite 300
Great Neck, New York 11201
and

Keystone Capital Resources
c/o James Zimbler
1328 Zion Road
Belfonte, PA 16823

With a copy to:
Michael Krome, Esq.
8 Teak Court
Lake Grove, New York 11755

viii) Termination. In addition to the rights of the parties to terminate this Agreement as set forth elsewhere herein, this Agreement may be terminated at any time, by the mutual agreement of Seller and Purchaser.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

ELGIN TECHNOLOGIES, INC.

____

New Century Capital Consultants Inc.

____
Darlene Pergola

Keystone Capital Resources

____
James Zimbler

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 10/07/2008
FILED 11:00 AM 10/07/2008
SRV 081021437 - 2092153 FILE

STATE OF DELAWARE
DELAWARE INTO DELAWARE
AGREEMENT OF MERGER

Now on this 30th day of September, 2008 A.D., ELGIN TECHNOLOGIES, INC., and the INICIA INCORPORATED, all Delaware Corporations, pursuant to Section 251 of the General Corporation law of the State of Delaware, have entered into the following Agreement of Merger;

WITNESSETH, that:

WHEREAS, the respective Boards of Directors of the foregoing named corporations deem it advisable that the corporations merge into a single corporation as hereinafter specified; and

WHEREAS, said ELGIN TECHNOLOGIES, INC., filed its certificate of Incorporation in the office of the Secretary of State of the State of Delaware on May 28, 1986; and

WHEREAS, said INICIA INCORPORATED, filed its certificate of Incorporation in the office of the Secretary of State of the State of Delaware on July 11, 2005; and

NOW, THEREFORE, the corporations, parties to this Agreement, by and between their respective Boards of Directors, in consideration of the mutual covenants, agreements and provisions hereinafter contained, do hereby prescribe the terms and conditions of said merger and of carrying the same into effect as follows:

FIRST: That INICIA INCORPORATED shall be and hereby merged into ELGIN TECHNOLOGIES, INC., which shall be the surviving corporation.

SECOND: The Certificate of Incorporation of ELGIN TECHNOLOGIES, INC., as in effect on the date of the merger provided for in this Agreement, shall continue in full force and effect as the Certificate of Incorporation of the corporation surviving this merger, under the name of INICIA INCORPORATED.

THIRD: The manner of converting the outstanding shares of each of the constituent corporations shall be as follows:

> An exchange of one share of common stock of INICIA INCORPORATED for one new share of the surviving corporation.

FOURTH: This merger shall become effective upon the filing with the Secretary of State of Delaware

IN WITNESS WHEREOF, the parties to this Agreement, pursuant to authority duly given by their respective Board of Directors, have caused these presents to be executed by an authorized officer of each party hereto.

ELGIN TECHNOLOGIES, INC.
By: ______________________
Authorized Officer
Name: Michael S. Krome
Title: Sole Officer

INICIA INCORPORATED.
By: ______________________
Authorized Officer
Name: Bruce Dugan
Title: President

I, Michael S. Krome, Sole Officer of ELGIN TECHNOLOGIES, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certify, as such Secretary of said Corporation, that the Agreement of Merger to which this certificate is attached, after having been first duly signed on behalf of said corporation by an authorized officer ELGIN TECHNOLOGIES, INC., a corporation of the State of Delaware, was duly submitted to the stockholders of said ELGIN TECHNOLOGIES, INC., at a special meeting of said stockholders called and held separately from the meeting of stockholders of any other corporation, upon waiver of notice, signed by all stockholders, for the purpose of considering and taking action upon said Agreement of Merger, that approximately 1 shares of stock of said corporation were on said date issued and outstanding and that the holder of 1 shares voted by ballot in favor of said Agreement of Merger and the Holders of -0- shares voted by ballot against same, the said affirmative vote representing at least a majority of the total number of shares of the outstanding capital stock of said corporation, and that thereby the Agreement of Merger was at said meeting duly adopted as the act of the stock holders of said ELGIN TECHNOLOGIES, INC., and the duly adopted agreement of said corporation.

WITNESS my hand on behalf of said ELGIN TECHNOLOGIES, INC., on this 30th day of September, 2008.

By: ______________________
Sole Officer
Name: Michael S. Krome

I, Bruce Dugan, Secretary of INICIA INCORPORATED, a corporation organized and existing under the laws of the State of Delaware, hereby certify, as such Secretary of said Corporation, that the Agreement of Merger to which this certificate is attached, after having been first duly signed on behalf of sad corporation by an authorized officer INICIA INCORPORATED, a corporation of the State of Delaware, was duly submitted to the stockholders of said INICIA INCORPORATED, at a special meeting of said stockholders called and held separately from the meeting of stockholders of any other corporation, upon waiver of notice, signed by all stockholders, for the purpose of considering and taking action upon said Agreement of Merger, that approximately 1,500 shares of stock of said corporation were on said date issued and outstanding and that the holder of 1,500 shares voted by ballot in favor of said Agreement of Merger and the Holders of -0- shares voted by ballot against same, the said affirmative vote representing at least a majority of the total number of shares of the outstanding capital stock of said corporation, and that thereby the Agreement of Merger was at said meeting duly adopted as the act of the stock holders of said INICIA INCORPORATED, and the duly adopted agreement of said corporation.

WITNESS my hand on behalf of said INICIA INCORPORATED, on this 30th day of September, 2008.

By: ______________________
Secretary
Name: Bruce Dugan

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

081021437

9656468
ELGIN TECHNOLOGIES, INC.
111 GREAT NECK RD. STE. 300
GREAT NECK NY 11021

11-06-2008

ATTN: MICHAEL S KROME

DESCRIPTION	AMOUNT
INICIA INCORPORATED	
2092153 0250S Merger; Survivor	
Merger	75.00
Receiving/Indexing	50.00
Data Entry Fee	10.00
Court Municipality Fee, Wilm.	20.00
Court Municipality Fee, Grgetown	20.00
Surcharge Assessment-New Castle	6.00
Surcharge Assessment-Sussex	6.00
Page Assessment-New Castle Count	45.00
Page Assessment-Sussex County	45.00
FILING TOTAL	277.00
TOTAL PAYMENTS	277.00
SERVICE REQUEST BALANCE	.00

END